KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel, IN 46032

January 20, 2023

VIA EDGAR
Aamira Chaudhry and Doug Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re: KAR Auction Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
Form 10-Q for Fiscal Period Ended September 30, 2022
Filed November 2, 2022
File No. 001-34568
Dear Ms. Chaudhry and Mr. Jones:

On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides a response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Scott A. Anderson, Chief Accounting Officer of the Company, dated December 27, 2022 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 23, 2022 (the “2021 Form 10-K”), and the quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Q3 2022 Form 10-Q”), filed with the Commission on November 2, 2022. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before the responses.

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Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Results of KAR Auction Services, Inc. for the Years Ended December 31, 2021 and 2020
ADESA Results
Revenue, page 35
1.It appears the increase in total ADESA/Marketplace revenue in 2021 compared to 2020 was due to the increase in purchased vehicle sales. Also, it appears this revenue category was the primary reason for the decrease in total revenue for the nine months ended September 30, 2022 compared to the corresponding prior year period. We further note that for each quarter in fiscal 2022 the quarterly amount of revenue in the current year period was lower than that for the corresponding prior year period for this revenue category. However, there does not appear to be discussion of any of these points as well the reason for the decreased trend of contribution of this revenue category to total revenue in fiscal 2022. Please explain these points to us and any related trend information pursuant to Item 303(b)(2)(ii) of Regulation S-K with view toward disclosure as appropriate to the extent relevant to interim and annual periods.
RESPONSE: The Company acknowledges the Staff's comment, and in future filings will expand its disclosures to provide additional quantitative information related to certain factors contributing to period-over-period changes in our consolidated and segment results. The Company has disclosed the revenue recognition models for the three ADESA/Marketplace revenue streams: Auction fees, Service revenue and Purchased vehicle sales as noted on page 71 of the 2021 Form 10-K. Please reference the below revised disclosure excerpts from our 2021 Form 10-K related to our ADESA Results section, as examples of how we intend to expand our disclosures in future filings:
Total ADESA Revenue
Revenue from ADESA increased $42.3 million, or 2%, to $1,962.4 million for the year ended December 31, 2021, compared with $1,920.1 million for the year ended December 31, 2020. Businesses acquired since the fourth quarter of 2020 accounted for an increase in revenue of $139.1 million. The change in revenue included the impact of an increase in revenue of $18.5 million due to fluctuations in the Canadian dollar exchange rate and an increase of $7.7 million due to fluctuations in the euro exchange rate. When excluding revenue from acquired businesses and the effect of fluctuations in exchange rates, ADESA's total revenue in 2021 decreased from 2020. The decrease was primarily attributable to the decrease in the number of vehicles sold.
The 15% decrease in the number of vehicles sold was comprised of a 34% decline in commercial volumes, partially offset by a 37% increase in dealer consignment volumes. The decrease in the number of vehicles sold at auction was driven by a lack of supply in the used car market.

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Auction Fees
Auction fees decreased $9.9 million, or 1%, to $877.8 million for the year ended December 31, 2021, compared with $887.7 million for the year ended December 31, 2020. The decrease in auction fees was primarily the result of a decrease in the number of vehicles sold. Auction fees per vehicle sold for the year ended December 31, 2021 increased $49, or 17%, reflecting higher vehicle values and a smaller mix of lower-fee commercial off-premise vehicles.
Service Revenue
Service revenue decreased $30.2 million, or 4%, to $707.2 million for the year ended December 31, 2021, compared with $737.4 million for the year ended December 31, 2020, primarily as a result of a $30.6 million decrease in transportation revenue resulting from the decrease in vehicles sold. Typically consigned vehicles located at our facilities utilize our service offerings at a higher rate than off-premise vehicles.
Purchased Vehicle Sales
Purchased vehicle sales increased $82.4 million, or 28%, to $377.4 million for the year ended December 31, 2021, compared with $295.0 million for the year ended December 31, 2020, primarily as a result of the increase in used vehicle values experienced across the industry which drove higher sales prices for 2021 compared with 2020. This has resulted in an increase in the average selling price of purchased vehicles sold.
Please reference the below revised disclosure excerpts from our Q3 2022 Form 10-Q related to our Marketplace Results section, as examples of how we intend to expand our disclosures in future filings:
Total Marketplace Revenue
Revenue from the Marketplace segment increased $22.4 million, or 8%, to $293.9 million for the three months ended September 30, 2022, compared with $271.5 million for the three months ended September 30, 2021. Businesses acquired in the last 12 months accounted for an increase in revenue of $15.2 million. The change in revenue included the impact of decreases in revenue of $8.4 million and $2.4 million due to fluctuations in the euro exchange rate and the Canadian dollar exchange rate, respectively. When excluding revenue from acquired businesses and the effect of fluctuations in exchange rates, total Marketplace revenue in the third quarter of 2022 increased from the third quarter of 2021. The increase was primarily attributable to the increase in service revenue (discussed below).
The 12% decrease in the number of vehicles sold was comprised of a 17% decline in commercial volumes and a 6% decrease in dealer consignment volumes. The decrease in the number of vehicles sold was driven by an industry-wide lack of wholesale used vehicle supply.

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Auction Fees
Auction fees decreased $0.7 million, or 1%, to $88.9 million for the three months ended September 30, 2022, compared with $89.6 million for the three months ended September 30, 2021. The decrease in auction fees was primarily the result of a decrease in the number of vehicles sold. Auction fees per vehicle sold for the three months ended September 30, 2022 increased $31, or 12%, reflecting higher vehicle values, the introduction of new dealer off-premise auction fees and a smaller mix of lower-fee commercial off-premise vehicles.
Service Revenue
Service revenue increased $31.0 million, or 24%, to $159.2 million for the three months ended September 30, 2022, compared with $128.2 million for the three months ended September 30, 2021, primarily as a result of increases in transportation revenue of $13.8 million, repossession fees of $11.7 million and platform fees provided by third parties of $7.0 million, partially offset by a decrease in inspection service revenue of $0.6 million, resulting from the decrease in commercial vehicles sold, and a net decrease in other miscellaneous service revenues aggregating approximately $0.9 million.
Purchased Vehicle Sales
Purchased vehicle sales decreased $7.9 million, or 15%, to $45.8 million for the three months ended September 30, 2022, compared with $53.7 million for the three months ended September 30, 2021, primarily as a result of a decrease in the average selling price of purchased vehicles sold as a result of geopolitical events and macroeconomic conditions impacting our European operations.
2.You disclose the increase in ADESA total revenue in fiscal 2021 compared to fiscal 2020 is due to the increase in average revenue per vehicle sold, partially offset by a decrease in the number of vehicles sold. You also quantify the incremental increase in ADESA total revenue in fiscal 2021 from businesses acquired and fluctuations in exchange rates. Excluding these incremental impacts, it appears ADESA total revenue in 2021 decreased from 2020, with an apparent reverse price/volume relationship from that disclosed (i.e., would now be due to a decrease in the number of vehicles sold with a partial offset by an increase in average revenue per vehicle sold). However, this point is not discussed nor any related consequential trend information. Please explain to us why ADESA total revenue decreased on this basis and any related trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.
RESPONSE: The Staff’s observation is noted. When excluding revenue from acquired businesses and the effect of fluctuations in exchange rates, ADESA’s total revenue in 2021 decreased from 2020. The decrease was primarily attributable to the decrease in the number of vehicles sold. As stated on page 35 of the 2021 Form 10-K, the Company experienced a 15% decrease in the number of vehicles sold, driven by a 34% decline in commercial vehicles sold, which resulted from a lack of supply caused by high vehicle values. A

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backdrop for this issue is discussed on page 30 under the heading Impact of COVID-19: “The automotive industry has experienced unprecedented market conditions during the pandemic, including a decline in new vehicle production resulting from the shortage of semiconductors. This reduction in supply of new vehicles has caused increased new and used vehicle prices, as well as increased demand for used vehicles. More lessees and dealers are therefore purchasing vehicles at residual value, thus decreasing the number of off-lease vehicles coming to auction. Further, government support and loan accommodations have resulted in fewer repossessed vehicles coming to auction. These factors have contributed to our commercial vehicle volumes declining in 2021 and are expected to continue for the foreseeable future.”
In response 1 above, the Company has provided revised disclosure excerpts for our 2021 Form 10-K as well as our Q3 2022 Form 10-Q as examples of how we intend to expand our disclosures in future filings, including in response to the Staff's observation noted in this question.
Gross Profit, page 36
3.You disclose here and in the same sections for each period presented in the Form 10-Q for the fiscal year ended September 30, 2022 that the entire selling and purchase price of the vehicle are recorded as revenue and cost of services for purchased vehicles sold. From your disclosures it appears the gross profit of purchased vehicles reduces the overall gross profit margin percentage. However, the reason for this is not disclosed nor how the recording of the entire selling and purchase price factors into the amount of gross profit and the related percentage. Please explain to us the reason for these points and any related trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.
RESPONSE: The Company confirms that the gross profit of purchased vehicles reduces the overall gross profit margin percentage. Certain vehicles are purchased by the Company (as opposed to consigned to the Company) and remarketed on the Company's own behalf through the Company's auction platforms. Since these vehicle titles transfer to the Company, the full price of the vehicle is recorded as revenue upon sale as opposed to consigned vehicles in which only the fees are recorded as revenue (the value of the vehicle is not recorded in revenue). For example, assume a consigned vehicle is sold for $10,000 at auction, generating Auction fees of $300 and cost of services of $100, resulting in gross profit of $200, or 67%. Now assume the same vehicle is purchased by the Company for $9,700. If the purchased vehicle is then sold for $10,000 at auction, the amount recorded as purchased vehicle sales would be $10,000 and cost of services would be $9,800 ($9,700 plus $100), resulting in the same gross profit of $200, but the gross profit percentage is only 2%.
As noted on page 71 of our 2021 Form 10-K, purchased vehicles represent approximately 1% of the total vehicles sold by the Company. These transactions generally represent a cost of operating a wholesale auction business and are not a core focus of the Company's operations, although purchased vehicle revenue dollars for 2021 represent approximately

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19% of total ADESA revenue due to the disproportionate effect of recording purchased vehicle sales at the full selling price of the vehicle. The purpose of the disclosure in question is to provide investors a metric on which to evaluate the operational efficiency of the ADESA/Marketplace segment by eliminating the impact of this gross up on the gross margin percentage.
Form 10-Q for the Fiscal Period Ended September 30, 2022
Condensed Notes to Consolidated Financial Statements
Note 2 - Sale of ADESA U.S. Physical Auction Business and Discontinued Operations, page 12
4.In connection with your sale of the ADESA U.S. physical auction business, you disclose you will continue to own the ADESA tradename, which has an indefinite life. Please explain to us with a view toward disclosure how the book value of this asset will be maintained and you will assess this asset for impairment.
RESPONSE: The ADESA tradename has a book value of $122.8 million. The tradename continues to generate cash flows from our continuing operations and, pursuant to the purchase and commercial agreements with Carvana Group, LLC ("Carvana") and its affiliates, Carvana now pays a fee to the Company for use of the tradename for the ADESA U.S. physical auctions for a defined period. In addition, the Company expects to utilize the ADESA tradename to generate revenue and cash flows indefinitely from its remaining operations.
As noted on page 69 of the 2021 Form 10-K, indefinite-lived tradenames are assessed for impairment, in accordance with ASC 350, annually in the second quarter or more frequently as impairment indicators arise. At the end of each assessment, a determination is made as to whether the tradenames still have an indefinite life. Following the sale of the ADESA U.S. physical auction business in the second quarter of 2022, the Company performed a quantitative assessment of the ADESA tradename. The valuation of the tradename was completed utilizing the expected cash flows from Carvana's fees for use of the ADESA tradename in the U.S. and the expected royalty savings method (or relief from royalties) for our continuing operations and resulted in a fair value in excess of the carrying amount. The Company will continue to evaluate whether the asset meets the definition of an indefinite lived intangible and to assess this asset for impairment annually in the second quarter or more frequently as impairment indicators arise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28
5.Service revenue is the largest category of revenue in each period presented in fiscal 2022 for Marketplace, whereas it was not the largest category in fiscal 2021. Also, it appears increases in service revenue in each period in fiscal 2022 compared to the corresponding prior year period is the reason for the increase in total Marketplace revenue in each period in fiscal 2022 compared to the corresponding prior year period. However, these points do not appear to be discussed. Please explain to us the reason for these points and any related

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trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.
RESPONSE: With the sale of the ADESA U.S. physical auction business in 2022 and reclassification of associated current and prior period results to discontinued operations, for each quarter of 2022 and 2021 (as presented in the 2022 Form 10-Qs), Service revenue was the largest category of revenue. In the 2021 Form 10-K, Service revenue was not the largest category as revenues from the ADESA U.S. physical auction business were still included within continuing operations and Auction fees at the ADESA U.S. physical auctions were greater than Service revenue. The Service revenue of continuing operations is discussed in the fourth paragraph of the Marketplace revenue discussions on page 30 and page 34 in the Q3 2022 Form 10-Q.
In response 1 above, the Company has provided revised disclosure excerpts for our 2021 Form 10-K as well as our Q3 2022 Form 10-Q as examples of how we intend to expand our disclosures in future filings, including in response to the Staff's observation noted in this question. See also our response to question 6 below.
6.Please quantify to the extent practicable the amount of each variance factor cited for Marketplace service revenue for each period presented. Refer to section 501.04 of our Codification of Financial Reporting Policies for guidance.
RESPONSE: The Company has reviewed section 501.04 of the Codification of Financial Reporting Policies and understands the necessity of providing explanation by line item of any material changes (including quantifying the amount of each variance factor). On page 30 of the Q3 2022 Form 10-Q, the Company discloses the following: “Service revenue for the three months ended September 30, 2022 increased $31.0 million, or 24%, primarily as a result of an increase in transportation revenue, repossession fees and platform fees provided by third parties, partially offset by a decrease in inspection service revenue resulting from the decrease in commercial vehicles sold.” As requested by the Staff, transportation revenue increased $13.8 million, repossession fees increased approximately $11.7 million and platform fees provided by third parties increased $7.0 million. The increases were partially offset by a decrease in inspection service revenue of $0.6 million and a net decrease in other miscellaneous service revenues aggregating approximately $0.9 million.
On page 34 of the Q3 2022 Form 10-Q, the Company discloses the following: “Service revenue for the nine months ended September 30, 2022 increased $28.5 million, or 7%, primarily as a result of an increase in repossession fees, platform fees provided by third parties and transportation revenue, partially offset by a decrease in inspection service revenue resulting from the decrease in commercial vehicles sold.” As requested by the Staff, repossession fees increased approximately $21.7 million, platform fees provided by third parties increased $11.7 million, transportation revenue increased $7.8 million and there was a net increase in other miscellaneous service revenues aggregating approximately $2.9 million. The increases were partially offset by a decrease in inspection service revenue of $15.6 million.

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In response 1 above, the Company has provided revised disclosure excerpts for our 2021 Form 10-K as well as our Q3 2022 Form 10-Q as examples of how we intend to expand our disclosures in future filings, including in response to the Staff's observation noted in this question.
7.For each period presented regarding Marketplace revenue, it appears you initially attribute the change in the total amount of Marketplace revenue to a price/volume assessment (i.e., the change in revenue is the result of the change in the number of vehicles sold and the change in the average revenue per vehicle sold). It appears the average revenue per vehicle sold is computed by dividing the total amount of Marketplace revenue by the total number of vehicles sold. Please explain to us with a view toward disclosure as appropriate in relevant interim and annual periods the extent you dictate changes in the amount of the pricing of each factor cited as a service revenue variance or whether the pricing of these factors is determined by other parties or other considerations that you pass along in calculating the average revenue per vehicle sold.
RESPONSE: The Company confirms that average revenue per vehicle sold is computed by dividing the total amount of Marketplace revenue by the total number of vehicles sold. The general discussion of average revenue per vehicle sold in the opening revenue paragraph will be eliminated as the relevant per vehicle data is discussed in subsequent paragraphs.
In response 1 above, the Company has provided revised disclosure excerpts for our 2021 Form 10-K as well as our Q3 2022 Form 10-Q as examples of how we intend to expand our disclosures in future filings, including in response to the Staff's observation noted in this question.
Our buyer auction fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller auction fees are typically fixed. The Service revenue components that were cited as variances in the Q3 2022 Form 10-Q include transportation revenue, repossession fees, inspection service revenue and fees from third parties for use of our platforms. Generally we control the pricing for these Service revenue components, although some are fixed for a period of time through contractual relationships we have negotiated with our customers.
Liquidity and Capital Resources
Summary of Cash Flows, page 43
8.For discontinued operations for the nine months ended 2022, we note the relatively large amount of income, net of income taxes with a relatively large amount of net cash used by operating activities. Please explain to us the factors that contributed to this use of operating cash flows.
RESPONSE: As noted on page 9 of the Q3 2022 Form 10-Q, the net cash used by operating activities for discontinued operations for the nine months ended September 30, 2022 was $435.6 million. The primary factor that contributed to the use of operating cash flows was the income tax associated with the gain on sale of the ADESA U.S. physical

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auction business. The income taxes on the gain are included in the operating cash flows of discontinued operations. Of the $435.6 million of net cash used by operating activities, approximately $311 million related to taxes on the gain on sale. Similar to continuing operations, the remaining use of cash resulted primarily from the changes in accounts receivable and accounts payable of approximately $144 million.
9.Please explain to us with a view toward disclosure as appropriate in relevant interim and annual periods the operational reasons for the significantly lower net cash provided by operating activities of continuing operations in 2022 versus 2021. In connection with this, we note the mention of non-cash adjustments which do not affect actual operating cash. Also discuss the prospects of this reduced level of operating cash flow continuing, and to the extent it is expected to continue, how you intend to meet your cash requirements and maintain operations.
RESPONSE: As noted on page 43 of the Q3 2022 Form 10-Q, the primary reason for the significantly lower net cash provided by operating activities of continuing operations in 2022 versus 2021 was the changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for auctions held near period-ends. Please reference the below revised disclosure excerpt from our Q3 2022 Form 10-Q related to our discussion of cash flow provided by operating activities within the Summary of Cash Flows. This provides an example of how we intend to expand our disclosure in future filings.
Cash flow provided by operating activities (continuing operations) was $13.5 million for the nine months ended September 30, 2022, compared with $213.1 million for the nine months ended September 30, 2021. The decrease in operating cash flow was primarily attributable to changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for auctions held near period-ends, partially offset by a net increase in non-cash item adjustments. Specific details supporting the decrease in operating cash flow included:
•a decrease in the change of accounts payable and accrued expenses of $370.3 million (timing and impact of changes in wholesale vehicle values); and
•a decrease in the contingent consideration adjustment of $20.1 million;
partially offset by:
•a smaller increase in trade receivables and other assets of $157.3 million (timing);
•unrealized losses of $6.5 million for the nine months ended September 30, 2022, compared with unrealized gains of $10.7 million for the nine months ended September 30, 2021;
•an increase in the loss on extinguishment of debt of $17.0 million; and
•an increase in stock-based compensation expense of $10.5 million.

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As noted on page 25 of the Q3 2022 Form 10-Q, the Company’s auction volumes have been adversely impacted by the supply chain disruptions and associated challenges in the automotive industry. We expect to see an improvement in the used vehicle market in the coming years, which is expected to increase the volume of vehicles entering our auction platforms and have a positive impact on our operating results. The Company also notes that its cash flows from operations can be significantly impacted by changes in working capital in any given period. In addition to other items, the timing of the working capital changes are impacted by AFC's operations. For the nine months ended September 30, 2022, of the $86.5 million of operating cash used for the change in accounts payable and accrued expenses, approximately $73 million related to the accounts payable and accrued expenses at AFC. The $73 million decrease in accounts payable and accrued expenses at AFC was primarily the result of the changes in wholesale vehicle values. In contrast, for the nine months ended September 30, 2021, the change in AFC's accounts payable and accrued expenses provided cash of approximately $97 million. The value of vehicles included in AFC's accounts payable at December 31, 2021 were near all-time highs compared with continuing declining values throughout 2022.
In addition, as noted on page 38 under Liquidity, “We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our Credit Facility are sufficient to meet our operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the foreseeable future. A lack of recovery in market conditions, or further deterioration in market conditions, could materially affect the Company's liquidity.” At September 30, 2022, the Company had a cash balance of $148.7 million and $190.0 million available for borrowing under its Revolving Credit Facility.

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If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4232.

Very truly yours,

By:    /s/ Scott A. Anderson
Name:    Scott A. Anderson
Title:    Chief Accounting Officer

cc:    Charles S. Coleman
    EVP, Chief Legal Officer and Secretary